Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262035

BlackRock Private Credit Fund

Supplement Dated January 22, 2024 to the
Prospectus Dated April 28, 2023,
of BlackRock Private Credit Fund

This supplement amends certain information in the Prospectus, dated April 28, 2023, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Investment Minimums

Under the heading “Prospectus Summary” the answer to the question “Is there any minimum investment required?” is replaced with the following:

The minimum initial investment in our Common Shares is $2,500 for Class S shares, $2,500 for Class D shares, and $1,000,000 for Institutional shares; and the minimum subsequent investment in our shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan. In addition, the Distributor may elect to accept smaller initial and subsequent investments in its discretion. Financial intermediaries may impose their own minimum investment requirements for initial and/or subsequent investments in excess of those described in this Prospectus.

Under the heading “How to Subscribe” the third bullet point of the second paragraph is replaced with the following:

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Submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Wire transfers should be directed to “BlackRock Private Credit Fund.” For Class S shares and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Institutional shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500. Such minimums may be waived by the Distributor. The minimum subsequent investment does not apply to purchases made under our distribution reinvestment plan. Financial intermediaries may impose their own minimum investment requirements for initial and/or subsequent investments in excess of those described in this Prospectus.

Early Repurchase Deduction

Under the heading “Prospectus Summary” the second paragraph of the answer to the question “Can I request that my shares be repurchased” is replaced with the following:

Under our share repurchase plan, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last day of that quarter (the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last day of the applicable quarter, except that shares that have not been outstanding for at least one year may be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived at the Fund’s or Distributor’s discretion in the case of repurchase requests arising from the death, divorce or qualified disability of the holder, or due to trade or operational error.  The Early Repurchase Deduction will be waived in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

Under the heading “Fees and Expenses” footnote 2 is replaced with the following:

Under our share repurchase plan, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last day of that quarter using a purchase price equal to the NAV per share as of the last business day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV. The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived at the Fund’s or Distributor’s discretion in the case of repurchase requests arising from the death, divorce or qualified disability of the holder, or due to trade or operational error.  The Early Repurchase Deduction will be waived in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

Under the heading “Share Repurchase Plan” the fifth paragraph is replaced with the following:

Under our share repurchase plan, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last day of that quarter using a purchase price equal to the NAV per share as of the last day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived at the Fund’s or Distributor’s discretion in the case of repurchase requests arising from the death, divorce or qualified disability of the holder, or due to trade or operational error.  The Early Repurchase Deduction will be waived in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.

Under the heading “Share Repurchase Plan” the twelfth paragraph is replaced with the following:

In the event that any shareholder fails to maintain the minimum balance of $500 of our shares, we may repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV.  In the event of a minimum account repurchase, the Early Repurchase Deduction will be waived.

Plan of Distribution—Additional Payments to Intermediaries

The information in the Prospectus under the heading “Plan of Distribution—Additional Payments to Intermediaries” is hereby replaced with the following:

Additional Payment to Intermediaries

In certain circumstances, the Distributor or its affiliates may pay or reimburse intermediaries for distribution and/or shareholder services out of the Distributor’s or its affiliates’ own assets. Such activities by the Distributor or its affiliates may provide incentives to intermediaries to purchase or market Shares of the Fund. Additionally, these activities may give the Distributor or its affiliates additional access to sales representatives of such Dealers, which may increase sales of Shares. The payments described in this paragraph may be significant to payors and payees.

As of January 22, 2024, the intermediaries listed below, and, in some cases, certain of the intermediaries affiliates, may be receiving one or more types of additional payments discussed above. This list may change over time, and the Distributor or its affiliates may pay intermediaries or their affiliates other types of additional payments in the future. Please contact your intermediary to determine whether it or its affiliate currently may be receiving such additional payments and to obtain further information regarding any such payments.

Fidelity Brokerage Services LLC
Snyder Kearney, LLC
Charles Schwab & Co., Inc.
LPL Financial LLC